Exhibit 99.77(d)

ITEM 77D – Policies with Respect to Security Investments

On March 14, 2013, the Board of Directors of ING WisdomTreeSM Global High-Yielding Equity Index Portfolio approved changes with respect to the Portfolio’s name and principal investment strategies effective July 12, 2013. Effective on or about July 12, 2013, the Portfolio’s name was changed to ING Global Value Advantage Portfolio.  Effective on or about July 12, 2013, the Portfolio’s principal investment strategies were also revised as follows:

PRINCIPAL INVESTMENT STRATEGIES

Under normal market conditions, the Portfolio invests primarily in the equity securities of companies located in a number of different countries, one of which may be the United States.  Equity securities include common and preferred stocks, warrants, and convertible securities.  The Portfolio may invest without limit in countries with developing or emerging markets.  The Portfolio does not limit its investments to companies in any particular market capitalization range.

The Portfolio may also invest in derivative instruments including futures or index futures to gain exposure to securities, security markets, market indices, or to seek to manage cash balances consistent with the Portfolio’s investment objectives and principal investment strategies.

The Portfolio may focus its investments in the financial services sector.

The Portfolio may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

The Sub-Adviser (“Sub-Adviser”) seeks to construct an actively managed equity strategy designed to identify high quality dividend income securities focusing on both the sustainability and growth of yield, as well as our proprietary fundamental research capabilities.  The Sub Adviser seeks to construct a portfolio with a gross dividend yield that exceeds the average dividend yield of the companies in the MSCI All Country World Index. The Sub-Adviser utilizes a valuation based screening process to assist in selection of companies according to criteria which include the following:

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an above average dividend yield and stability and growth of dividend;

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companies which are profitable and have achieved an above average cash flow; and

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the potential for dividend growth.

The Sub-Adviser, from time to time, may select securities which do not meet all of these criteria.  The Sub-Adviser then conducts intensive fundamental research on each company to evaluate its growth, profitability and valuation characteristics.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 1/3% of its total assets.